Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202
October 30, 2023
VIA EDGAR TRANSMISSION
Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”) Vert Global Sustainable Real Estate ETF (the “Fund”) Securities Act Registration No: 333-133691 Investment Company Act Registration No: 811-21897
Dear Ms. White:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 136 to the Trust’s Registration Statement on Form N-1A filed August 24, 2023 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Confirm supplementally that shares of the Fund will not be sold until the merger has been approved.
Response:     The Trust supplementally notes that the conversion of the mutual fund into an ETF has been approved by the Trust’s Board of Trustees and is not subject to shareholder approval. The Trust confirms that shares of the Fund will not be sold until the N-14 registration statement is effective, the information statement/prospectus has been provided to shareholders and the closing of the reorganization has taken place.
Comment 2.Please provide a completed fee table and expense example prior to the effective date.
Response:     Please see Appendix A attached hereto.
Comment 3.Under the “Fund Summary — Principal Investment Strategies” section, in the second paragraph, please include examples of REIT-like entities and precisely define the term.
Response:     The Trust responds by revising the second sentence under “Fund Summary – Principal Investment Strategies” as follows:
“The Fund invests in the securities of U.S. and non-U.S. companies with a focus on real estate investment trusts (“REITs”) or other pooled investment vehicles or companies that manage a portfolio of income producing real estate or real estate-related loans and that the Advisor considers to be similar to REITs because of the way they are treated by tax authorities or because of the way they are required to conduct their business (“REIT-like entities”). REIT-like entities may include companies that own properties, real estate developers and operating companies with substantial real estate holdings.”
Comment 4.In the same section, describe the Advisor’s due diligence practices in applying its screening criteria to portfolio companies, including the underlying data the Advisor will review and the sources of the data. Also, given the current real estate environment, please advise how data reviewed reflects shifting trends in real estate markets, for example the increase in remote work, online shopping, etc., and how such trends impact portfolio risk.
Response:     The Trust has added the following disclosure in response to this comment:

“The Advisor sources data from company disclosures, industry bodies, and research companies. The Advisor seeks data that is aligned to an international reporting standard or framework. Data that has the potential for material financial impact is prioritized. The Advisor avoids using third-party ESG ratings where possible.”
The Trust also supplementally notes that with respect to the current real estate market, the Advisor does not tactically allocate to different sectors based on shifting trends in real estate markets, but rather stays invested for the long term in the overall real estate market.
Comment 5.The Staff notes that the principal investment strategy discussion of the Advisor’s ESG criteria contains phrases like “may consider,” “endeavors to,” and “makes best efforts to.” Please replace these phrases with more concrete disclosure.
Response:     The Trust confirms that it will revise the disclosure in response to this comment.
Comment 6.With regard to the Advisor’s ESG criteria, please clarify 1) whether the Advisor applies ESG criteria to every investment or only some investments, and 2) whether ESG is the exclusive factor considered or whether it is one of several factors considered in selecting securities. If the latter, the disclosure should be updated to accurately state that an investment could be made in a company that scores poorly in ESG if it scores strongly on other non-ESG factors.
Response:     The Trust supplementally notes that the Advisor applies ESG criteria to all investments for purposes of complying with the Fund’s 80% investment policy but that ESG is not the only factor considered. The Advisor considers financial criteria in addition to ESG criteria. The Trust respectfully declines to update the disclosure because the Advisor does not anticipate that the Fund will ever hold investments in companies that score poorly in ESG criteria. Furthermore, the Trust notes that the second sentence under “Principal Investment Strategies” discloses that any investments subject to the Fund’s 80% investment policy must comply with the Advisor’s ESG criteria.
Comment 7.The Staff notes that the Fund intends to engage third-party service providers to provide research related to sustainability criteria. In the “Principal Investment Strategies” section, please identify the providers the Fund intends to use or the primary providers if the Fund intends to use multiple third-party providers. Also, briefly summarize each provider’s criteria or methodology in the “Principal Investment Strategies” section and consider any related principal risk to the Fund’s use of third-party providers since the criteria used by providers can differ significantly.
Response:     The Trust supplementally notes that it does not use third-party providers to provide sustainability research; rather, the Advisor only uses these providers to access sustainability data provided by company disclosures. Accordingly, the reference to third-party service providers has been deleted and the discussion of Vert’s sustainability assessment process has been updated to highlight data obtained from company disclosures.
Comment 8.The Fund’s name includes the term “global.” Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.
Response:     The Trust supplementally notes that the following language is included in “Additional Information About the Fund – Investment Strategies”:
“Under normal market conditions, the Fund invests in securities of issuers from at least three different countries (including the U.S.). An issuer is considered to be of a country if it is organized, has the majority of its assets, or derives a majority of its income in that country.”
The Trust also notes that as of June 30, 2023, the Fund was invested in securities of issuers from fifteen different non-U.S. countries.

Comment 9.The Staff notes that an Investment Company Risk is located in the “Principal Risks” section. Please either update the “Principal Investment Strategy” section with appropriate disclosure related to this risk or delete the risk.
Response:     The Trust has deleted this risk.
Comment 10.Under the “Performance Information” section on page 5, please disclose that had the predecessor mutual fund been structured as an ETF, its performance may have been different.
Response:     The Trust has added this disclosure.
Comment 11.Under the “Additional Information About the Fund” section, please make all necessary updates based on the above responses.
Response:     The Trust has made all necessary updates to this section.
Comment 12.In the “Additional Information About the Fund — Principal Investment Strategies” section, in the fifth paragraph, it states “The Advisor will also regularly assess whether companies are maintaining a commitment to sustainability and will sell firms that do not continue to perform well on ESG criteria.” Please disclose the frequency with which the Advisor will assess whether companies are maintaining sustainability.
Response:     The Trust supplementally notes that the Advisor re-assesses every company for its commitment to sustainability at least annually, and more frequently if new information becomes available. The Trust has updated the disclosure accordingly.

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If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.
Very truly yours,
/s/ Amber C. Kopp
Amber C. Kopp
Assistant Vice President

Appendix A - Completed Fees and Expenses Table and Expense Example

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.40%
Other Expenses(1)	0.22%
Total Annual Fund Operating Expenses	0.62%
Less: Fee Waivers and/or Expense Reimbursements	-0.17%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements(2)	0.45%
(1)On December 4, 2023, the Fund is expected to acquire the assets of the Vert Global Sustainable Real Estate Fund (the “Predecessor Fund”), as part of a tax-free reorganization. Accordingly, “Other Expenses” are based on amounts estimated to be incurred for the current fiscal year after giving effect to this transaction.
(2)Vert Asset Management, LLC (the “Advisor”), the Fund’s investment advisor, has contractually agreed to waive a portion of its fees and reimburse certain expenses for the Fund to limit the total annual fund operating expenses (excluding certain expenses such as taxes, extraordinary expenses, expenses incurred in connection with borrowings made by the Fund, interest (including interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transactional expenses, expenses incurred with any merger or reorganization, dividends or interest on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation (collectively, “Excludable Expenses”)) to 0.45% of the Fund’s average daily net assets. To the extent the Fund incurs Excludable Expenses, Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements may be greater than 0.45%. The waivers and reimbursements will remain in effect through December 4, 2026 unless terminated sooner by mutual agreement of the Fund’s Board of Trustees (the “Board”) and the Advisor. The Advisor may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date such fees and expenses were waived or paid, if such reimbursement will not cause the Fund's total expense ratio to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The fee waiver/expense reimbursement agreement discussed above is reflected only through December 4, 2026. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years	Five Years	Ten Years
$46	$144	$292	$723
4